                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                    Under the Securities Exchange Act of 1934
                              (Amendment No. 13)*

                         MARSHALL & ILSLEY CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  571834 10 0
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                                 (CUSIP Number)

                               December 31, 2001
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 pages

CUSIP NO. 571834 10 0                 13G                     PAGE 2 OF 6 PAGES
                                AMENDMENT NO. 13

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  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        The Northwestern Mutual Life Insurance Company
        39-0509570
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [x]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization

        Wisconsin
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    Number of
                           5       Sole Voting Power

     Shares                            3,844,228
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                       3,913,245
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                            3,844,228
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                        3,913,245
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        7,757,473
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 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        N/A
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 11     Percent of Class Represented by Amount in Row (9)

        7.1%
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 12     Type of Reporting Person (See Instructions)
        IC
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CUSIP NO.:  571834 10 0                     13G               Page 3 of 6 Pages
                                AMENDMENT NO. 13


ITEM 1

         (a)      Name of Issuer:  Marshall & Ilsley Corporation
                  ("M&I")

         (b)      Address of Issuer's Principal Executive Offices:
                  770 N. Water Street, Milwaukee, WI  53202

ITEM 2

         (a)      Name of Person Filing:  The Northwestern Mutual
                  Life Insurance Company

         (b)      Address of Principal Business Office:  720 East
                  Wisconsin Avenue, Milwaukee, Wisconsin 53202

         (c)      Citizenship or Place of Organization:  Wisconsin

         (d)      Title of Class of Securities:  Common Stock

         (e)      CUSIP Number:  571834 10 0

ITEM 3            IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS
                  240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK
                  WHETHER THE PERSON FILING IS A:

         (a) / / Broker or Dealer registered under Section 15 of the Act

         (b)      / / Bank as defined in section 3(a)(6) of the Act

         (c)      /X/ Insurance company as defined in section
                  3(a)(19) of the Act

         (d) / / Investment company registered under section 8 of the Investment Company Act of 1940

         (e)      / / An investment adviser in accordance with
                  section 240.13d-1(b)(1)(ii)(E)

         (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

         (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

CUSIP NO.:  571834 10 0                     13G               Page 4 of 6 Pages
                                AMENDMENT NO. 13

         (h)      / / A savings association as defined in
                  Section 3(b) of the Federal Deposit Insurance Act

         (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

         (j)      / / Group, in accordance with section
                  240.13d-1(b)(1)(ii)(J)

ITEM 4            OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount Beneficially Owned: 7,757,473 shares. Of such amount, (i) 3,844,228 shares may be acquired by conversion of 336,370 shares of Series A Convertible Preferred Stock presently owned by The Northwestern Mutual Life Insurance Company; (ii) 24,500 shares are owned by the Index 400 Stock Portfolio of Northwestern Mutual Series Fund, Inc., an affiliate of The Northwestern Mutual Life Insurance Company and a registered investment company; (iii) 8,000 shares are owned by the Index 400 Stock Fund of Mason Street Funds, Inc., an affiliate of The Northwestern Mutual Life Insurance Company and a registered investment company; and (iv) 3,880,745 shares are owned by Lydell, Inc., an indirect, wholly owned subsidiary of The Northwestern Mutual Life Insurance Company. As of December 31, 2001, Northwestern Mutual Investment Services, LLC, a wholly owned company of The Northwestern Mutual Life Insurance Company and a registered investment advisor, served as an investment advisor to the Index 400 Stock Portfolio and the Index 400 Stock Fund. As of December 31, 2001, Northwestern Investment Management Company, LLC, of which The Northwestern Mutual Life Insurance Company is the sole member, served as an investment advisor to The Northwestern Mutual Life Insurance Company, some of whose investments are effected through subsidiaries, including Lydell, Inc.

CUSIP NO.:  571834 10 0                     13G               Page 5 of 6 Pages
                                AMENDMENT NO. 13


         In 1999, the Board of Governors of the Federal Reserve System ("FRB") released the reporting person from the commitments set forth in the FRB's December 27, 1985 letter to the reporting person, as referenced in previous amendments to this Schedule 13G. In connection with such FRB action, the reporting person has agreed to notify the FRB prior to (i) acquiring additional M&I shares such that the reporting person's total investment in M&I would exceed 9.9% of M&I's total outstanding voting Common Stock, or (ii) taking any other action that would trigger any rebuttable presumption of control under the FRB's Regulation Y.

         (b)      Percent of Class:  7.1%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote: 3,844,228

                  (ii)     Shared power to vote or to direct the vote: 3,913,245

                  (iii) Sole power to dispose or to direct the disposition of: 3,844,228

                  (iv) Shared power to dispose or to direct the disposition of: 3,913,245

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON:  N/A

ITEM 7            IDENTIFICATION AND CLASSIFICATION OF THE
                  SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
                  REPORTED ON BY THE PARENT HOLDING COMPANY OR
                  CONTROL PERSON:  N/A

CUSIP NO.:  571834 10 0                     13G               Page 6 of 6 Pages
                                AMENDMENT NO. 13


ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
                  THE GROUP:  N/A

ITEM 9            NOTICE OF DISSOLUTION OF GROUP:  N/A

ITEM 10           CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2002

                                                  THE NORTHWESTERN MUTUAL LIFE
                                                  INSURANCE COMPANY


                                                  By:   /s/  Robert J. Berdan
                                                        Robert J. Berdan
                                                        Vice President, General
                                                        Counsel and Secretary